UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                              WCI Communities, Inc.
                                (Name of Issuer)

                          Common Stock, Par Value $.01
                         (Title of Class of Securities)

                                    92923C104
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 October 9, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission (the "SEC") by the Reporting Persons on January 12, 2007 (as amended, the "Initial 13D"), as amended by amendments Nos. 1, 2, 3, 4, 5, 6 and 7 thereto, and as amended by the Tender Offer Statement on Schedule TO filed with the SEC by the Reporting Persons, and certain affiliated parties, and as amended by amendments Nos. 1, 2 and 3 thereto, with respect to the shares of Common Stock, par value $.01 (the "Shares"), issued by WCI Communities, Inc. (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     On October 9, 2008, the Reporting Persons mutually agreed with the applicable counterparties thereto to terminate and settle in cash all of the Total Return Swaps between such parties relating to the Shares. In accordance with the terms of such Total Return Swaps, the applicable Reporting Persons were obligated to pay to the applicable counterparty an amount representing for each of the 5,427,113 notional Shares for which the Reporting Persons had long economic exposure pursuant to such Total Return Swaps, the decrease between $3.83 (the initial reference price) and $0.00 (the final valuation price). As a result, the Reporting Persons no longer have long economic exposure to an aggregate of 5,427,113 Shares through such Total Return Swaps.

                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2008


HIGH RIVER LIMITED PARTNERSHIP
         By: Hopper Investments LLC, general partner
         By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward Mattner
              Title: Authorized Signatory


HOPPER INVESTMENTS LLC
         By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward Mattner
              Title: Authorized Signatory


BARBERRY CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward Mattner
              Title: Authorized Signatory


BECKTON CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title:   Authorized Signatory









   [WCI Communities, Inc.: Signature Page of Amendment No. 8 to Schedule 13D
            re: Termination of Total Return Swaps on October 9, 2008]

ICAHN PARTNERS LP

         By:  /s/ Keith A. Meister
              --------------------
              Name: Keith A. Meister
              Title: Managing Director


ICAHN ONSHORE LP

         By:  /s/ Keith A. Meister
              --------------------
              Name: Keith A. Meister
              Title: Managing Director


ICAHN PARTNERS MASTER FUND LP

         By:  /s/ Keith A. Meister
              --------------------
              Name: Keith A. Meister
              Title: Managing Director


ICAHN OFFSHORE LP

         By:  /s/ Keith A. Meister
              --------------------
              Name: Keith A. Meister
              Title: Managing Director












   [WCI Communities, Inc.: Signature Page of Amendment No. 8 to Schedule 13D
            re: Termination of Total Return Swaps on October 9, 2008]

ICAHN PARTNERS HOLDING LP
         By: IPH GP LLC, general partner
         By: Icahn Enterprises Holdings L.P., general partner
         By: Icahn Enterprises G.P. Inc., general partner

         By:  /s/ Dominick Ragone
              -------------------
              Name: Dominick Ragone
              Title: Chief Financial Officer


IPH GP LLC
         By: Icahn Enterprises Holdings L.P., general partner
         By: Icahn Enterprises G.P. Inc., general partner

         By:  /s/ Dominick Ragone
              -------------------
              Name: Dominick Ragone
              Title: Chief Financial Officer


ICAHN ENTERPRISES HOLDINGS L.P.
         By: Icahn Enterprises G.P. Inc., general partner

         By:  /s/ Dominick Ragone
              -------------------
              Name: Dominick Ragone
              Title: Chief Financial Officer


ICAHN ENTERPRISES G.P. INC.

         By:  /s/ Dominick Ragone
              -------------------
              Name: Dominick Ragone
              Title: Chief Financial Officer




   [WCI Communities, Inc.: Signature Page of Amendment No. 8 to Schedule 13D
            re: Termination of Total Return Swaps on October 9, 2008]

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN













   [WCI Communities, Inc.: Signature Page of Amendment No. 8 to Schedule 13D
            re: Termination of Total Return Swaps on October 9, 2008]